SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 5)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              ________________
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                              ________________
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ________________
                                482047 20 6

                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ________________

                                KEVIN BAKER
                        VICE PRESIDENT AND SECRETARY
                        FREMONT INVESTORS I, L.L.C.
                       FREMONT INVESTORS I CS, L.L.C.
                       50 FREMONT STREET; SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                              WITH A COPY TO:
                               KENTON J. KING
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                               (415) 984-6400

                             FEBRUARY 29, 2000
     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




 CUSIP No.  482047 20 6              13D              Page 1 of 13 Pages

 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I, L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)  (X)  (b)  ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
               OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF DELAWARE
 ----------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
           NUMBER OF
            SHARES               --------------------------------------------
         BENEFICIALLY
           OWNED BY               8    SHARED VOTING POWER
             EACH                       4,251,259
          REPORTING
           PERSON                --------------------------------------------
            WITH
                                  9    SOLE DISPOSITIVE POWER

                                  -------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                        4,251,259
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,251,259
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                  ( )
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      63.5%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      OO
 ----------------------------------------------------------------------------



 CUSIP No.   482047 20 6          13D              Page 3 of 13 Pages

 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)  (X)  (b)  ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS:
      OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                             ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF DELAWARE
 ----------------------------------------------------------------------------
                                 7    SOLE VOTING POWER
          NUMBER OF
           SHARES                --------------------------------------------
        BENEFICIALLY             8    SHARED VOTING POWER
         OWNED BY                     4,649,625
          EACH                   --------------------------------------------
        REPORTING                9    SOLE DISPOSITIVE POWER
         PERSON                  --------------------------------------------
          WITH                   10   SHARED DISPOSITIVE POWER
                                      4,649,625
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,649,625
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    ( )
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      69.4%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      PN
 ----------------------------------------------------------------------------



 CUSIP No.  482047 20 6        13D                 Page 4 of 13 Pages

 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)  (X)  (b)  ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
               OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF DELAWARE
 ----------------------------------------------------------------------------
                                      7    SOLE VOTING POWER
          NUMBER OF                   ---------------------------------------
          SHARES                      8    SHARED VOTING POWER
       BENEFICIALLY                        4,649,625
         OWNED BY                     ---------------------------------------
          EACH                        9    SOLE DISPOSITIVE POWER
       REPORTING                      ---------------------------------------
        PERSON                        10   SHARED DISPOSITIVE POWER
         WITH                              4,649,625
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,649,625
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                        ( )
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      69.4%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      OO
 ----------------------------------------------------------------------------



 CUSIP No.  482047 20 6        13D                 Page 5 of 13 Pages

 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
           (a)  (X)  (b) ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
               OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF DELAWARE
 ----------------------------------------------------------------------------

                                      7    SOLE VOTING POWER
       NUMBER OF
        SHARES                        ---------------------------------------
      BENEFICIALLY
       OWNED BY                       8    SHARED VOTING POWER
         EACH                              4,651,162
      REPORTING                       ---------------------------------------
       PERSON                         9    SOLE DISPOSITIVE POWER
        WITH
                                      ---------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           4,651,162
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,651,162
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                   ( )
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      69.5%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      OO
 ----------------------------------------------------------------------------



 CUSIP No.  482047 20 6           113D               Page 6 of 13 Pages


 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  (X)  (b) ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
               OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF NEVADA
 ----------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
          NUMBER OF
           SHARES                      --------------------------------------
        BENEFICIALLY                   8    SHARED VOTING POWER
          OWNED BY                          4,651,162
           EACH                        --------------------------------------
        REPORTING
         PERSON                        9    SOLE DISPOSITIVE POWER
          WITH
                                       --------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            4,651,162
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,651,162
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                        ( )
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      69.5%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
 ----------------------------------------------------------------------------



 CUSIP No.  482047 20 6          13D              Page 7 of 13 Pages

 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I CS, L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                 (a)  (X)  (b) ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
               OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF DELAWARE
 ----------------------------------------------------------------------------

                                      7    SOLE VOTING POWER
        NUMBER OF
         SHARES                       ---------------------------------------
       BENEFICIALLY                   8    SHARED VOTING POWER
        OWNED BY                           398,366
         EACH
       REPORTING                      ---------------------------------------
        PERSON                        9    SOLE DISPOSITIVE POWER
         WITH
                                      ---------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                          398,366
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      398,366
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
 ( )
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      6.0%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      OO
 ----------------------------------------------------------------------------



 CUSIP No.  482047 20 6        13D               Page 8 of 13 Pages

 ----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.L.C.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
 ----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
              (a)  (X)  (b) ( )
 ----------------------------------------------------------------------------
 3    SEC USE ONLY
 ----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
               OO
 ----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 ( )
 ----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION:
      STATE OF DELAWARE
 ----------------------------------------------------------------------------
                                      7    SOLE VOTING POWER
          NUMBER OF
           SHARES                     ---------------------------------------
        BENEFICIALLY
          OWNED BY                    8    SHARED VOTING POWER
           EACH                            1,536
        REPORTING                     ---------------------------------------
         PERSON
          WITH                        9    SOLE DISPOSITIVE POWER

                                      ---------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           1,536
 ----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,536
 ----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                               ( )
 ----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      Less than 0.1%
 ----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      OO
 ----------------------------------------------------------------------------


      The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

 Item 1.  Security and Issuer.

      This amendment (this "Statement") amends and supplements the statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 and September 23, 1999, as amended and restated
 September 30, 1999 and as amended and restated on December 10, 1999.   This
 Statement relates to the Common Stock (the "Common Stock" or the "Shares") of Juno Lighting, Inc., a Delaware corporation (the "Company"), into which the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible. In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (together with the Original Reporting Persons, the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

 Item 3.   Source and Amount of Funds or Other Consideration.

      On February 29, 2000, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount.

 Item 4.   Purpose of the Transaction.

      All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

      It is anticipated that the Board of Directors of the Company will act as soon as practicable to fill the existing vacancies on the Board of Directors with outside directors who are unaffiliated with any of the
 Reporting Persons.   Except as set forth above, the Reporting Persons do
 not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on
 Schedule 13D.

 Item 5.  Interest in Securities of the Issuer.

      (a) As of February 29, 2000, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,251,259 shares of Common Stock or 63.5% of the Common Stock of the Company.

      As of February 29, 2000, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 4,649,625 shares of Common Stock, or 69.4% of the Common Stock of the Company.

      As of February 29, 2000, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. and (iii) and the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 4,651,162 shares of Common Stock, or 69.5% of the Common Stock of the Company.

      Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 398,366 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

      Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

      (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P. FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. And, Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock) owned by Fremont Partners, L.L.C., and the underlying Common Stock.

      Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 4,651,162 shares of Common Stock on an as-converted basis, or 69.5% of the Common Stock of the Company.

      (c)  On February 29, 2000, a dividend was paid on the Preferred Stock
 in the form of a 2% increase in the Stated Amount.   After such increase in
 the Stated Amount, the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 4,251,259 shares of Common Stock. This represents an increase of 83,357 shares in the number of shares of Common Stock into which such Preferred Stock is convertible. After such increase in the Stated Amount, the 380 shares of Preferred Stock owned directly or beneficially by Fremont Partners, L.L.C. are convertible into 1,536 shares of Common Stock. This represents an increase of 30 shares in the number of shares of Common Stock into which such Preferred Stock is convertible.

      Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

      (d) - (e)  Inapplicable.

 Item 7.  Material to Be Filed as Exhibits.

      The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

      (1) Joint Filing Agreement, dated as of March 1, 2000, by and between Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   March 8, 2000

                               FREMONT INVESTORS I, L.L.C.
                               FREMONT INVESTORS I CS, L.L.C.
                               FREMONT PARTNERS, L.P.
                               FP ADVISORS, L.L.C.,  FREMONT GROUP, L.L.C.,
                               FREMONT INVESTORS, INC.,
                               FREMONT PARTNERS, L.L.C.,


                               By:  /s/ Robert Jaunich
                                  ----------------------------------------
                                  Name:  Robert Jaunich
                                  Executive Officer or Executive Officer of
                                  a partner, member or manager of each
                                  Reporting Person



                               EXHIBIT INDEX


 Exhibit
 Number         Exhibit
 -------        -------

 (1) Joint Filing Agreement, dated as of March 1, 2000, by and among Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.